Filed by Silicon Valley Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934. Subject Company: Silicon Valley Group, Inc., Commission File No.:
0-11348.

This filing contains the following documents: a press release announcing the agreement between ASML and Silicon Valley Group, Inc.; Questions and Answers posed on the ASML Website; Questions and Answers posted on the Silicon Valley Group Website; a letter to SVG's west coast employees from Papken Der. Torossian and Doug Dunn; a letter to SVG's west coast employees from Papken Der. Torossian.

Presentation materials for ASML and SVG.


[ASML LOGO]                                          [SILICON VALLEY GROUP LOGO]

FOR ASML:                                                FOR SVG:
U.S. MEDIA CONTACTS:       U.S. INVESTOR CONTACT:        U.S. INVESTOR CONTACTS:
Mark Bigelow               Doug Marsh                    Russell Weinstock
480-383-4422               480-383-4006                  408-467-5911

Andrea Calise              EUROPEAN & ASIAN INVESTOR     Nancy Szymansky
Kekst and Company          & MEDIA CONTACT               408-467-5870
212-521-4800               Franki D'Hoore
                           +31.40.268.3938

                                                           FOR IMMEDIATE RELEASE

 ASM LITHOGRAPHY HOLDING N.V. TO ACQUIRE SILICON VALLEY GROUP INC. IN AN ALL
          STOCK TRANSACTION VALUED AT EUR 1.8 BILLION (US$1.6 BILLION)

         -- Deal Creates the #1 Provider of Lithography Equipment to the
                       Worldwide Semiconductor Industry --

         -- Transaction Will be Immediately Earnings Positive to ASML --

VELDHOVEN, THE NETHERLANDS AND SAN JOSE, CA, OCTOBER 2, 2000 - ASM Lithography Holding N.V. [Amsterdam Exchanges and NASDAQ: ASML] and Silicon Valley Group Inc. [NASDAQ: SVGI] announced today that they have signed a definitive merger agreement, whereby ASML will acquire SVG in an all stock transaction valued at approximately EUR 1.8 billion (US$1.6 billion). The Boards of each company have unanimously approved the transaction. The transaction will be immediately accretive (earnings positive) to ASML earnings.

The combination creates the number one provider of lithography equipment to the semiconductor industry in the world. It also extends ASML's product offerings to include SVG's outstanding photoresist track and thermal product lines. The lithography equipment sector is growing at a compounded annual growth rate of 30% and is expected to reach EUR 8.7 billion (US$7.7 billion) by 2002 (source:
Dataquest).

Under the terms of the merger agreement, SVG will become a wholly owned subsidiary of ASML, and SVG stockholders will receive 1.286 ordinary shares of ASML for each share of SVG common stock they own. Based on the closing price of ASML and SVG shares as of September 29, 2000, the exchange ratio represents a 58% premium for SVG stockholders who will, following the transaction, own approximately 10% of the combined company. The transaction is intended to be tax-free for SVG stockholders and will be accounted for as a pooling of interests. The transaction is subject to SVG stockholder approval, receipt of governmental approvals and other customary conditions, and is expected to close during the first half of 2001. U.S.-based SVG will be merged into ASML with its full product portfolio and manufacturing facilities operating under the ASML corporate umbrella.

Doug Dunn, Chief Executive Officer of ASML, said, "This acquisition is an excellent strategic fit with little overlap and is consistent with our mission of providing leading edge imaging solutions on a continuous basis to improve our customers' global competitiveness. The addition of SVG is a tremendous opportunity to enhance our technology potential and leverage future R&D efforts in next generation technologies."

Mr. Dunn continued, "By combining the core competencies of SVG's speed to market of new advanced technologies and ASML's ability to introduce and ramp up production of best-in-class volume production tools, the new entity will be even better positioned to deliver the most advanced semiconductor technology to the greatest number of customers worldwide. Furthermore, the combination of the strong optical expertise of ASML's long-term strategic partner Carl Zeiss and SVG's significant optical capabilities creates an optical partnership with mutual benefits for all parties involved and will provide customers with the most competitive products well into the future."

Papken Der Torossian, Chief Executive Officer of SVG, said, "This is a great deal for our customers, employees, suppliers and shareholders. By teaming with ASML, SVG gains the breadth and scope necessary to achieve economies of scale, optimize the efficiency of its manufacturing facilities, expand its product innovation efforts and provide professional growth opportunities for employees. This merger fulfills our longstanding vision of possessing the size and resources necessary to meet the expected explosive growth in demand in the semiconductor industry."

Mr. Dunn commented, "Our success to date has been driven by ASML's talented people worldwide. One of the key drivers of this transaction is to blend SVG's exceptional intellectual property, as well as its technical expertise and professional experience, with those of ASML. We plan to build on these complementary core competencies by making ongoing investments in both our U.S. and European facilities. We look forward to working with SVG's management and employees to assure a smooth and seamless transition into one strong, global company."

Pro Forma sales and net income for the 12-month period ended June 30, 2000 equal EUR 2,552 million (US$2,558 million) and EUR 255 million (US$256 million), respectively.

For 1999, ASML reported sales of EUR 1,197 million (US$1,277 million) and net income of EUR 81 million (US$86 million). For the six-month period ended June 30, 2000, ASML announced sales of EUR 972 million (US$933 million), compared to EUR 408 million for the six-month period ended June 30, 1999 and net income of EUR 144 million (US$139 million), compared to EUR 4 million for the six-month period ended June 30, 1999.

For the fiscal year ended September 30, 1999, a down year in the semiconductor cycle, SVG reported sales of US$474 million (EUR 430 million) and a net loss of US$25 million (EUR 23 million). For the nine-month period ended June 30, 2000, SVG reported sales of US$602 million (EUR 611 million), compared to US$284 million for the nine-month period ended June 30, 1999, and net income of US$31 million (EUR 31 million), compared to a net loss of US$27 million for the nine-month period ended June 30,1999.

ASML expects that the transaction will not have any significant consequences for employment and its operations.

Merrill Lynch & Co. advised ASML on this transaction and Credit Suisse First Boston advised SVG.

ABOUT ASML

ASML, headquartered in Veldhoven, The Netherlands, was founded in 1984 to bring advanced microlithography systems to the global semiconductor industry. The company develops, manufactures and services lithography systems, known as wafer steppers and step-and-scan systems. The company supplies its products to integrated circuit manufacturers, worldwide, that use them to produce semiconductors.

The company has successfully leveraged its technology and, today, is recognized as supplying the world's most productive imaging systems. From 1998 to 1999, the company's sales increased from EUR 779 million (US$875 million) to EUR 1,197 million (US$1,277 million). ASML's total installed base is now more than 1,500 systems.

Leveraging a high-technology network that includes Phillips Research Laboratories, Phillips Center for Fabrication Technology, Carl Zeiss, IMEC and Agilent enables ASML to offer its customers the most advanced imaging technology and fully developed products on the market.

ASML's manufacturing operations and its pilot development and R&D facilities are located at its global headquarters in Veldhoven. In addition, ASML maintains state-of-the-art applications and training facilities in Veldhoven; at its US headquarters in Tempe, Arizona; and in Korea and Taiwan. Today, it employs more than 3,700 employees. The company's web address is www.asml.com


ABOUT SVG

SVG, headquartered in San Jose, California, was founded in 1977 and is a leading supplier of wafer processing equipment for the worldwide semiconductor industry. The company designs, manufactures and markets technically sophisticated equipment used in the primary stages of semiconductor manufacturing. Its products include: photoresist processing equipment; oxidation, diffusion and low-pressure chemical vapor deposition processing systems; atmospheric pressure chemical vapor deposition systems; lithography exposure tools that use step-and-scan technology; and precision optical components and systems. The company's web address is www.svg.com.


"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial and operating results and benefits of the pending merger between ASML and SVG. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of ASML and SVG; costs related to the merger; labor integration issues; the economic environment of the semiconductor industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by ASML and SVG with the Securities and Exchange Commission. Neither ASML nor SVG is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction, ASML will file a registration statement on Form F-4 and SVG will file a proxy statement-prospectus, each with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by ASML and SVG with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by ASML with the SEC may also be obtained from ASML by directing a request to ASML, Attention: Franki D'Hoore (+31 40) 268-3938. Free copies of the proxy statement-prospectus (when available) and other documents filed by SVG with the SEC may also be obtained from SVG by directing a request to SVG, Attention:
Manager of Investor Relations (408) 467-5870.

SVG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SVG stockholders in favor of the merger. These directors and executive officers include the following: Michael J. Attardo, Papken S. Der Torossian, William A. Hightower, William L. Martin, Nam P. Suh, Lawrence Tomlinson, Russell G. Weinstock, John Shamaly, Jeffrey M. Kowalski and Boris Lipkin. Collectively, as of September 29, 2000, the directors and executive officers of SVG may be deemed to beneficially own approximately 5% of the outstanding shares of SVG common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement-prospectus when it becomes available.

                                      # # #

                    QUESTION AND ANSWERS FOR THE ASML WEBSITE


WHAT IS THE STRATEGIC RATIONALE BEHIND THIS TRANSACTION?

This transaction will strengthen the position of both ASML and SVG in the increasingly competitive, global semiconductor industry. The transaction combines two leading imaging technology firms to create a premiere supplier of lithography, photoresist track and thermal technologies. The combination is a perfect strategic fit that will provide an opportunity for both companies to increase efficiencies, enhance their technological potential and leverage future R&D efforts in next generation technologies, which will require significant investments. This will translate into greater competitiveness for semiconductor customers, more career opportunities for employees and significant value enhancement for both companies' shareholders.


WHO IS SVG?

Silicon Valley Group Inc., headquartered in San Jose, CA, is a leading multi-product manufacturer of automated wafer processing equipment for the worldwide semiconductor industry. The company designs, manufactures, and markets technically sophisticated equipment used in the primary stages of semiconductor manufacturing. SVG's products include photoresist processing equipment; oxidation, diffusion, atmospheric and low-pressure chemical vapor deposition processing systems; photolithography exposure tools that use step-and-scan technology; and precision optical components and systems.

For the nine-month period ended June 30, 2000, SVG reported sales of US$602 million and net income of US$31 million. SVG has approximately 38 million fully diluted shares outstanding.

The company's web address is www.svg.com.


WHAT WILL THE COMBINED COMPANY LOOK LIKE?

The combination creates the number one provider of lithography equipment to the semiconductor industry worldwide. It also extends ASML's product offerings to include SVG's outstanding photoresist track and thermal product lines. By combining SVG's speed to market in new advanced technologies and ASML's ability to introduce and ramp up production of best-in-class volume production tools, the new entity will be even better enabled to deliver the most advanced semiconductor technology to the greatest number of customers.

Financially, the combined company will be very strong: the transaction is an all-stock transaction that will be immediately accretive to ASML's earnings. Pro forma sales and net income for the 12-month period ended June 30, 2000 equal EUR 2,552 million (US$2,558 million) and EUR 254 million (US$255 million), respectively.


WHAT ARE THE TERMS OF THE AGREEMENT?

The definitive merger agreement provides that ASML will acquire SVG in an all-stock transaction. The transaction, based on Friday, September 29th closing prices, is valued at approximately EUR 1.8 billion (US$1.6 billion). The agreement provides for the merger of a wholly owned subsidiary of ASML into SVG, with SVG continuing as a subsidiary of ASML. Each share of SVG will be converted into 1.286 shares of ASML.


WHO WILL BE THE CEO OF THE COMPANY?

Doug Dunn, CEO and Chairman of ASML, will be the Chief Executive Officer of the combined company.


HOW DOES THIS TRANSACTION HELP ASML? WHY DO YOU THINK THIS IS A GOOD MATCH?

This a perfect strategic fit that offers a number of advantages for ASML. By acquiring SVG, ASML will be able to extend its optics knowledge and improve its technological capability. ASML will also be able to expand its customer base in the U.S. marketplace, secure talented human resources, obtain technologically advanced manufacturing facilities, and benefit from SVG's customer support network. In short, this combination strengthens and solidifies ASML's position as a premier supplier of imaging solutions for the U.S., Asian and European markets.


HOW DO SVG'S THERMAL AND TRACK DIVISIONS FIT INTO ASML'S STRATEGY?

All the divisions of SVG are complementary and excellent extensions of ASML's business. SVG's Thermal Systems Division is currently delivering thin film application solutions to its lithography division and ASML will explore how it can take advantage of these capabilities. As an integral offshoot of the lithography process, SVG's photoresist track is an extension of ASML's core competencies.

HOW WILL THIS DEAL AFFECT ASML'S TECHNOLOGICAL INNOVATION?

ASML and SVG each have successful track records in the area of product innovation, the establishment of knowledge-sharing networks and the strength of R&D. By merging the investment costs of innovation and broadening our engineering base, this acquisition will strengthen ASML's long-standing ability to plan and deliver the technology road maps that will keep our customers consistently ahead in an increasingly competitive industry.


WHAT DOES THIS DEAL MEAN FOR YOUR RELATIONSHIP WITH CARL ZEISS?

Our relationship with Carl Zeiss has always been, and will continue to be, a top priority for us. Their optical elements are integral components to our lithography systems and we see no end in sight to our mutually beneficial relationship. We have spoken to Carl Zeiss and they have expressed their support of the transaction. Our mutual plan is to have the SVG optical element and Carl Zeiss division work closely in partnership.


HOW DOES THIS DEAL AFFECT EMPLOYEES?

One of the strategic rationales for this transaction was to gain the valuable talent of SVG employees. After the transaction closes, ASML will provide benefits to SVG employees that are, in the aggregate, just as favorable as those they enjoy today. This merger will also provide employees with new and exciting career opportunities.


WHAT WILL HAPPEN DURING THE TRANSITION PERIOD?

Work will continue as usual. Because SVG will be a subsidiary and due to the complementary nature of our businesses, we expect the transition process to be smooth and seamless. During this process we will ensure that no employees are disadvantaged by this merger.


"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial and operating results and benefits of the pending merger between ASML and SVG. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of ASML and SVG; costs related to the merger; labor integration issues; the economic environment of the semiconductor industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by ASML and SVG with the Securities and Exchange Commission. Neither ASML nor SVG is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction, ASML will file a registration statement on Form F-4 and SVG will file a proxy statement-prospectus, each with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by ASML and SVG with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by ASML with the SEC may also be obtained from ASML by directing a request to ASML, Attention: Franki D'Hoore (+31 40) 268-3938. Free copies of the proxy statement-prospectus (when available) and other documents filed by SVG with the SEC may also be obtained from SVG by directing a request to SVG, Attention:
Manager of Investor Relations (408) 467-5870.

SVG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SVG stockholders in favor of the merger. These directors and executive officers include the following: Michael J. Attardo, Papken S. Der Torossian, William A. Hightower, William L. Martin, Nam P. Suh, Lawrence Tomlinson, Russell G. Weinstock, John Shamaly, Jeffrey M. Kowalski, Boris Lipkin and Steven L. Jensen. Collectively, as of September 29, 2000, the directors and executive officers of SVG may be deemed to beneficially own approximately 5% of the outstanding shares of SVG common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement-prospectus when it becomes available.

             QUESTION AND ANSWERS FOR SILICON VALLEY GROUP WEBSITE


WHAT IS THE STRATEGIC RATIONALE BEHIND THIS TRANSACTION?

This transaction will strengthen the position of both ASML and SVG in the increasingly competitive, global semiconductor industry. The transaction combines two leading imaging technology firms to create a premiere supplier of lithography, photoresist track and thermal technologies. The combination is an excellent strategic fit that will provide an opportunity for both companies to increase efficiencies, enhance their technological potential and leverage future R&D efforts in next generation technologies. This will result in greater competitiveness for semiconductor customers, more career opportunities for employees and significant value enhancement for the shareholders of both companies.


WHO IS ASML?

ASML, based in Veldhoven, The Netherlands, was founded in 1984 to bring advanced microlithography systems to the global semiconductor industry. The company develops, manufactures and services lithography systems, known as wafer steppers and step-and-scan systems. The company supplies its products to integrated circuit manufacturers, worldwide, that use them to produce semiconductors.

For the six-month period ended June 30, 2000, ASML reported sales of EUR 972 (US$933 million) and net income of EUR 144 million (US$139 million). ASML has approximately 435.6 million fully diluted shares outstanding.

The company's web address is www.asml.com.


WHAT WILL THE COMBINED COMPANY LOOK LIKE?

The combination creates the number one provider of lithography equipment to the semiconductor industry worldwide. It also extends ASML's product offerings to include SVG's outstanding photoresist track and thermal product lines. By combining SVG's speed to market in new advanced technologies and ASML's ability to introduce and ramp up production of best-in-class volume production tools, the new entity will be even better enabled to deliver the most advanced semiconductor technology to the greatest number of customers.

Financially, the combined company will be very strong with Pro forma sales and net income for the 12-month period ended June 30, 2000 equal to EUR 2,552 million (US$2,558 million) and EUR 255 million (US$256 million), respectively.

WHAT ARE THE TERMS OF THE AGREEMENT?

ASML will acquire SVG in an all stock transaction whereby each share of SVG will be converted into 1.286 shares of ASML. The transaction, based on Friday, September 29th closing prices, is valued at approximately EUR 1.8 billion (US$1.6 billion) and is immediately accretive (earnings positive) to ASML. The agreement provides for the merger of a wholly owned subsidiary of ASML into SVG, with SVG continuing as a subsidiary of ASML.


WHO WILL BE THE CEO OF THE COMBINED COMPANY?

Doug Dunn, CEO and Chairman of ASML, will be the Chief Executive Officer of the combined company.


HOW DOES THIS TRANSACTION HELP SIGMA? WHY DO YOU THINK THIS IS A GOOD MATCH?

By teaming with Alpha, Sigma will be able to significantly extend its customer resource base, improve its economies of scale through higher volume sales, optimize the efficiency of its manufacturing facilities and expand its Track and Thermal divisions. In short, the combination strengthens and solidifies the combined company's position as a premier supplier of semiconductor capital equipment worldwide.


HOW DO SVG'S THERMAL AND TRACK DIVISIONS FIT INTO ASML'S STRATEGY?

SVG's non-lithography businesses are complementary and excellent extensions of ASML's business. SVG's Thermal Systems Division is currently delivering thin film application solutions to its lithography division and ASML will explore how it can further leverage these capabilities. SVG's photoresist track division is an integral offshoot of the lithography process, which will enable ASML to extend its core competencies.


HOW WILL THIS DEAL AFFECT SVG'S TECHNOLOGICAL INNOVATION?

ASML and SVG each have an R&D-focused culture and successful track records in product innovation and the establishment of knowledge-sharing networks. By merging the investment costs of innovation and broadening our engineering base, this acquisition will strengthen the combined company's ability to plan and deliver the technology road maps that will keep our customers consistently ahead in an increasingly competitive industry and will deliver substantial long-term cost savings.

HOW DOES THIS DEAL AFFECT EMPLOYEES?

A primary objective of this transaction is to gain the valuable talent of SVG employees. After the transaction closes, ASML will provide benefits to SVG employees that are, in the aggregate, just as favorable as those they enjoy today. This merger will also provide employees with new and exciting career opportunities.


WHAT WILL HAPPEN DURING THE TRANSITION PERIOD?

Work will continue as usual. Due to the complementary nature of our businesses, we expect the transition process to be smooth and seamless. During this process, we will ensure that no employees are disadvantaged by this merger.



"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial and operating results and benefits of the pending merger between ASML and SVG. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of ASML and SVG; costs related to the merger; labor integration issues; the economic environment of the semiconductor industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by ASML and SVG with the Securities and Exchange Commission. Neither ASML nor SVG is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction, ASML will file a registration statement on Form F-4 and SVG will file a proxy statement-prospectus, each with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by ASML and SVG with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by ASML with the SEC may also be obtained from ASML by directing a request to ASML, Attention: Franki D'Hoore (+31 40) 268-3938. Free copies of the proxy statement-prospectus (when available) and other documents filed by SVG with the SEC may also be obtained from SVG by directing a request to SVG, Attention:
Manager of Investor Relations (408) 467-5870.

SVG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SVG stockholders in favor of the merger. These directors and executive officers include the following: Michael J. Attardo, Papken S. Der Torossian, William A. Hightower, William L. Martin, Nam P. Suh, Lawrence Tomlinson, Russell G. Weinstock, John Shamaly, Jeffrey M. Kowalski, Boris Lipkin and Steven L. Jensen. Collectively, as of September 29, 2000, the directors and executive officers of SVG may be deemed to beneficially own approximately 5% of the outstanding shares of SVG common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement-prospectus when it becomes available.

[SILICON VALLEY GROUP, INC. LOGO]

October 2, 2000

To:       SVG West Coast Employees
From:     Papken Der Torossian
          Doug Dunn (CEO of ASM Lithography)
Subject:  Employee Meeting


Early this morning, ASML and SVG jointly announced their intention to combine forces in a new entity that will create the #1 provider of lithography equipment to the semiconductor industry. The transaction will also extend ASML's product offerings to include SVG's outstanding Track and Thermal divisions.

Following the announcement, we traveled together to SVG's Connecticut facilities to meet in person with SVG employees and discussed the exciting potential this transaction creates for all SVG employees, customers and suppliers. Over the next several days, we will also be meeting and talking with investors, customers and suppliers of both companies as we make our way to West Coast. Our goal is to get together with you in person on (Thursday) when we are in the West Coast to present to you the highlights of the transaction and to answer any and all of your questions. You will be notified by your respective supervisors in the West Coast as to the precise time and place these meetings will take place.

For now, it is very important for each of you to know that the vision behind this transaction was to fulfill the growth objectives of each of our respective companies by bringing together the strengths that we bring to bear for the benefit of our clients.

As there is very little overlap between our two companies, you should know it is our full intention that there will be no layoffs. In fact, we are committed to providing each of you opportunities, under the new company, whereby you can enhance your career in this exciting industry.

Attached is a copy of the press release which was issued earlier today. We look forward to meeting with you later this week.

In the meantime, should you have any questions, please call Boris Lipkin, Corporate Vice President of Human Resources at 408 467-5921.

--------------------------------------------------------------------------------

IN CONNECTION WITH THE PROPOSED TRANSACTION, ASML WILL FILE A REGISTRATION STATEMENT ON FORM F-4 AND SVG WILL FILE A PROXY STATEMENT-PROSPECTUS, EACH WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ASML AND SVG WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. FREE COPIES OF THE REGISTRATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ASML AND THE SEC MAY ALSO BE OBTAINED FROM ASML BY DIRECTING A REQUEST TO ASML, ATTENTION: FRANKI D'MOORE (+31 40) 268-3938. FREE COPIES OF THE PROXY STATEMENT-PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY SVG WITH THE SEC MAY ALSO BE OBTAINED FROM SVG BY DIRECTING A REQUEST TO SVG, ATTENTION:
MANAGER OF INVESTOR RELATIONS (408) 467-5870.

SVG AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM SVG STOCKHOLDERS IN FAVOR OF THE MERGER. THESE DIRECTORS AND EXECUTIVE OFFICERS INCLUDE THE FOLLOWING: MICHAEL J. ATTARDO, PAPKEN S. DER TOROSSIAN, WILLIAM A. HIGHTOWER, WILLIAM L. MARTIN, NAM. P. SUH, LAWRENCE TOMLINSON, RUSSELL G. WEINSTOCK, JOHN SHAMALY, JEFFREY M. KOWALSKI, STEVEN L. JENSEN, BORIS LIPKIN. COLLECTIVELY, AS OF SEPTEMBER 29, 2000, THE DIRECTORS AND EXECUTIVE OFFICERS OF SVG MAY BE DEEMED TO BENEFICIALLY OWN UP TO APPROXIMATELY 5% OF THE OUTSTANDING SHARES OF SVG COMMON STOCK. INVESTORS AND SECURITY HOLDERS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THE PARTICIPANTS BY READING THE REGISTRATION STATEMENT AND PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE.

--------------------------------------------------------------------------------

          [SILICON VALLEY GROUP, INC. LOGO] SILICON VALLEY GROUP, INC.



October 2, 2000

Dear SVG Employees:

I am extremely happy to announce that Silicon Valley Group Inc. and ASM Lithography B.V. have signed a definitive agreement on October 1, 2000 to combine their respective businesses to create one of the best positioned companies in the Lithography, Track and Thermal processing market segments. The combined business will potentially be one of the leading semiconductor equipment companies in the world. For further details, please see the attached press release.

The combination of ASM Lithography and Silicon Valley Group is a perfect strategic fit for both companies. The acquisition will greatly augment the capabilities of both companies to address the immense technology and business challenges of our highly competitive industry and will add significant value for our employees and shareholders.

The combined business will be better positioned for high growth in lithography, track and thermal processing segments, thereby creating newer and better opportunities for you in the following years. You have contributed greatly to the growth of Silicon Valley Group over the years and I THANK YOU FOR YOUR HELP AND SUPPORT. Your continued support will enable this new company to realize its full potential to help our customers win. And when our customers win, we all win.

In the next few days, I would like to meet with you to discuss this new business development and introduce the CEO and President of ASM Lithography B.V., Doug Dunn. I am trying to meet with you as quickly as possible but physical and geographical limitations make it imperative to hold the meetings on different days at various locations (as shown in the following schedule). The Divisional Presidents will provide further details about these meetings.


                           EMPLOYEE MEETING SCHEDULE

          -    MONDAY, 10/2/00, 9:45 AM: LITHOGRAPHY DIVISION, WILTON
          - THURSDAY, 10/5/00, 8:30 AM: TRACK, TINSLEY, CORPORATE AT NAPERDEK HALL SAN JOSE
          -    THURSDAY, 10/5/00, 11:00 AM: THERMAL, SCOTTS VALLEY
          -    FRIDAY, 10/6/00, 08:30 AM: THERMAL SYSTEMS, ORANGE COUNTY


IN CONNECTION WITH THE PROPOSED TRANSACTION, ASML WILL FILE A REGISTRATION STATEMENT ON FORM F-4 AND SVG WILL FILE A PROXY STATEMENT-PROSPECTUS, EACH WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ASML AND SVG WITH THE SECURITIES AND

EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. FREE COPIES OF THE REGISTRATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ASML AND THE SEC MAY ALSO BE OBTAINED FROM ASML BY DIRECTING A REQUEST TO ASML, ATTENTION: FRANKI D'HOORE (+31 40) 268-3938. FREE COPIES OF THE PROXY STATEMENT-PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY SVG WITH THE SEC MAY ALSO BE OBTAINED FROM SVG BY DIRECTING A REQUEST TO SVG, ATTENTION: MANAGER OF INVESTOR RELATIONS (408) 467-5870.

SVG AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM SVG STOCKHOLDERS IN FAVOR OF THE MERGER. THESE DIRECTORS AND EXECUTIVE OFFICERS INCLUDE THE FOLLOWING: MICHAEL J. ARTARDO, PAPKEN S. DER TOROSSIAN, WILLIAM A. HIGHTOWER, WILLIAM L. MARTIN, NAM P. SUH, LAWRENCE TOMLINSON, RUSSELL G. WEINSTOCK, JOHN SHAMALY, JEFFREY M. KOWALSKI, STEVEN L. JENSEN, BORIS LIPKIN. COLLECTIVELY, AS OF SEPTEMBER 29, 2000, THE DIRECTORS AND EXECUTIVE OFFICERS OF SVG MAY BE DEEMED TO BENEFICIALLY OWE UP TO APPROXIMATELY 5% OF THE OUTSTANDING SHARES OF SVG COMMON STOCK. INVESTORS AND SECURITY HOLDERS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THE PARTICIPANTS BY READING THE REGISTRATION STATEMENT AND PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE.